September 28, 2005
REG TECHNOLOGIES INC. / REGI U.S., INC. EXHIBITS AT LONDON WORLD MONEY SHOW

For Immediate Release: September 28, 2005. Vancouver, BC - Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) and its U.S. subsidiary REGI U.S., Inc. (OTC BB: RGUS, Berlin Stock Exchange: RGJ) are pleased to announce that the companies will be represented at the World Money Show at the Queen Elizabeth II Conference Centre at Booth #606 on the 30th of September and 1st of October, 2005.

The World Money Show in London combines leading global media companies, investing and trading experts in more than 100 educational presentations, including live trading demonstrations, workshops, and interactive panels, 80 top-notch companies in the state-of-the-art exhibit hall, and over 3,000 private investors and traders all for the purpose of providing delegates with the skills necessary to profit in the global markets.

All interested parties are invited to visit our booth.

Reg and REGI are pleased with the timing of the London Money Show, as Ebco Industries Ltd. (www.ebco.com), a major custom manufacturing company, is currently manufacturing integral components for the 42 H.P. engine for unmanned aerial applications for military use. Several major defense contractors in the U.S. and England have expressed serious interest in the Rand Cam™ diesel engine for military purposes. The future testing for the Rand Cam™ engine will include environmentally friendly fuels such as bio-diesel, hydrogen and propane fuels.

Brian Cherry, co-inventor and vice president of Rand Cam™ technology, states, "I am very pleased with having Ebco, a 50 year old manufacturing company, work on the modifications for the 42 H.P. diesel engine."

ABOUT EBCO INDUSTRIES LTD.
Ebco Industries Ltd. of Richmond B.C. operates one of the largest custom manufacturing facilities in western Canada. Ebco's unique capabilities provide a "one-stop" operation for customer requirements that include Heavy Metal Fabrication, Heavy Machining, Assembly and Light Precision Machining and Fabrication. Ebco is a ISO 9001:2000 registered manufacturer of equipment, machinery and related components for the forestry, pulp and paper, mining, power generation, petro-chemical, nuclear, aerospace and defense industries.

ABOUT REG TECHNOLOGIES, INC. / REGI U.S., INC.
REGI U.S., Inc. owns the U.S. rights and the parent company Reg Technologies Inc. owns the worldwide rights to the Rand Cam™ rotary technology. The engine is a light weight rotary engine that has only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration -free and extremely quiet. The Rand Cam™ engine also has multi-fuel capabilities and is able to operate using fuels including natural gas, hydrogen, propane and diesel. Reg Technologies Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts:
Regi U.S., Inc
John Robertson, 1-800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.